April 14, 2010

Mr. Jeff Riedler, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Neogen Corporation

File Number 000-17988

Form 10-K: For the Fiscal Year Ended May 31, 2009

Form 10-Q: For the Quarterly Periods Ended August 31, 2009 and

November 30, 2009

Definitive Proxy Statement on Schedule 14A

Via Edgar and Fax (202-772-9198)

Dear Mr. Riedler:

This letter is provided by Neogen Corporation, a Michigan corporation, in response to the Staff’s comment letter dated April 2, 2010 with respect to the above-referenced filings. While we have made significant progress with our responses to your questions we will need until April 26, 2010 to complete the responses. We trust that this request is acceptable.

If there are questions or concerns please contact me directly.

Very truly yours,

/s/ Richard R. Current
Richard R. Current
Vice President & CFO

Copy via facsimile: Ms. Jennifer Riegel (202-772-9198)